UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MARIMBA, INC.

(Name of Issuer)

COMMON STOCK, par value $0.0001 per share

(Title of Class of Securities)

055921100

(CUSIP Number)

Robert H. Whilden, Jr.

Senior Vice President, General Counsel and Secretary

BMC Software, Inc.

2101 City West Boulevard

Houston, TX 77042-2827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56781Q 10 9	Page 2 of 8

1.	Name of Reporting Person. IRS Identification No. of Above Person (Entities Only) BMC Software, Inc. I.R.S. Identification No. 74-2126120

2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 3,262,581* 9. Sole Dispositive Power 10. Shared Dispositive Power 3,262,581*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,262,581*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable	☐

13.	Percent of Class Represented by Amount in Row (11): 12.4%**

14.	Type of Reporting Person (See Instructions): CO

*	Represents the aggregate number of shares of Marimba common stock held by the directors and certain other stockholders of Marimba who entered into Voting Agreements dated April 28, 2004 with BMC obligating the holder to vote such shares in favor of the proposed acquisition of Marimba by BMC and related matters. BMC expressly disclaims beneficial ownership of any of the shares of Marimba common stock subject to the Voting Agreements.

**	Based on 26,362,679 shares of Marimba common stock outstanding as of March 31, 2004, as represented by Marimba in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below.

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Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Shares”), of Marimba, Inc., a Delaware corporation (“Marimba”). The principal executive offices of Marimba are located at 440 Clyde Avenue, Mountain View, California 94043.

Item 2.	Identity and Background.

(a) The name of the person filing this statement is BMC Software, Inc., a Delaware corporation (“BMC”).

(b) The address of the principal office of BMC is 2101 City West Boulevard, Houston, Texas 77042-2827.

(c) BMC is a leading provider of enterprise management solutions that empower companies to manage IT from a business perspective.

(d) During the past five years, neither BMC nor to BMC’s knowledge any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither BMC nor to BMC’s knowledge any person named on Schedule I attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To BMC’s knowledge, except Dan Barnea, each of the individuals identified on Schedule I attached hereto is a citizen of the United States. Dan Barnea is a citizen of Israel.

Set forth on Schedule I is the name and principal occupation or employment of each of the directors and executive officers of BMC as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

BMC entered into an Agreement and Plan of Merger, dated as of April 28, 2004, a copy of which is filed herewith as Exhibit 1 (the “Merger Agreement”), with Marimba that provides for the acquisition of Marimba by BMC by means of a merger of a wholly-owned subsidiary of BMC (“Merger Sub”) with and into Marimba. As a result of the merger, Marimba would become a wholly-owned subsidiary of BMC. As an inducement for BMC to enter into the merger and in consideration thereof, each director and certain other stockholders of Marimba, as identified on Schedule II (collectively, the “Stockholders”), entered into a separate Voting Agreement with BMC, dated April 28, 2004, the form of which is filed herewith as Exhibit 2 and more fully described in Item 6. BMC did not pay any additional consideration to the Stockholders in exchange for the Voting Agreements.

Based on the 26,362,679 Shares represented by Marimba in the Merger Agreement to be outstanding as of March 31, 2004, the total consideration payable to the holders of Shares in the merger will be approximately $217.5 million. BMC expects to fund such amount from its or its affiliates’ working capital.

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement filed herewith as Exhibit 1 to this Schedule 13D and the Form of Voting Agreement filed herewith as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

The Voting Agreements were an inducement to BMC to enter into the Merger Agreement, and were entered into by the parties thereto in order to facilitate the consummation of the merger.

CUSIP No. 56781Q 10 9	Page 4 of 8

Pursuant to the Merger Agreement, upon the consummation of the merger, among other things, (i) the Merger Sub will merge with and into Marimba, (ii) Marimba will continue in existence, as the surviving corporation in the merger (the “Surviving Corporation”), (iii) the Surviving Corporation will become a wholly owned subsidiary of BMC, (iv) each Share will be converted into the right to receive $8.25 in cash (subject to certain conditions and exceptions set forth in the Merger Agreement), (v) the directors and officers of the Surviving Corporation will be the existing directors and officers, respectively, of Merger Sub immediately prior to the merger, (vi) the Certificate of Incorporation of the Surviving Corporation will be amended in its entirety to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the merger, provided that the name of the Surviving Corporation will be “Marimba, Inc.” until thereafter changed or amended, and (vii) the by-laws of Merger Sub, as in effect immediately prior to the merger, shall be the by-laws of the Surviving Corporation until thereafter changed or amended.

If the merger is consummated as planned, the Shares will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Voting Agreements, BMC may be deemed to be the beneficial owners of 3,262,581 Shares. This number of Shares represents approximately 12.4% of the issued and outstanding Shares based on the number of Shares outstanding as of March 31, 2004 (as represented by Marimba in the Merger Agreement). BMC disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by BMC as to the beneficial ownership of such Shares. The number of Shares that BMC may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported above, does not include any shares issuable upon the exercise of stock options held by the parties to the Voting Agreements, and BMC disclaims beneficial ownership of all such Shares.

To BMC’s knowledge, no Shares are beneficially owned by any of the persons identified in Schedule I to this Schedule 13D.

(b) BMC may be deemed to have shared voting power of the 3,262,581 Shares held by the Stockholders who entered into the Voting Agreements due to BMC’s right under the Voting Agreements to direct the voting of such Shares with respect to the matters specified therein (and to vote such shares in accordance with proxies contained therein). However, BMC does not control the voting of such Shares with respect to other matters, and does not possess any other rights as a Marimba stockholder with respect to such Shares.

Information required by item 2 (a)-(c) with respect to each Stockholder who entered into a Voting Agreement with BMC is set forth on Schedule II. To BMC’s knowledge, none of the Stockholders (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To BMC’s knowledge, each of the individuals identified on Schedule II is a citizen of the United States.

(c) Neither BMC, nor to the knowledge of BMC any person or entity named on Schedule I annexed hereto, has effected any transactions in the Shares during the past 60 days.

(d) To BMC’s knowledge, no person other than the Stockholders identified on Schedule II has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, such Shares.

(e) Not applicable.

CUSIP No. 56781Q 10 9	Page 5 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Voting Agreement, each of the Stockholders (I) agreed not to, directly or indirectly (a) dispose of or encumber, or enter into any agreement, to dispose of or encumber any Shares or securities convertible thereinto or any voting rights with respect thereto other than (i) pursuant to the merger, (ii) to any affiliate or family member of the Stockholder if the transferee executes a letter agreement substantially in the form of the Voting Agreement or (iii) with BMC’s prior written consent, (b) grant any proxies with respect to the Shares other than pursuant to the Voting Agreement or to BMC or its designees, or (c) enter into any voting trust or other agreement with respect to the voting of any Shares other than as set forth in the Voting Agreement; (II) agreed to cause, at any meeting of the stockholders of the Company called to consider and vote to approve the Merger Agreement and the merger or any Acquisition Proposal (as defined in the Merger Agreement), all of the Shares to be voted (a) in favor of the adoption of the Merger Agreement and the approval of the merger and (b) except with the express written consent of BMC, against (i) any other Acquisition Proposal and (ii) any action that is intended, or could reasonably be expected to interfere with consummation of the merger; and (III) appointed Robert H. Whilden, Jr. and Christopher C. Chaffin (each officers or employees of BMC), as the proxy of the Stockholder, each with full power of substitution, to vote all of the Shares at any meeting of stockholders of the Company during the term of the Voting Agreement called to consider and vote to approve the Merger Agreement, the merger or any Acquisition Proposal.

The Voting Agreements also apply to any Shares acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options.

The Voting Agreements will terminate upon the earlier of (i) the date on which the Merger Agreement is validly terminated pursuant to its terms and (ii) the consummation of the merger.

Pursuant to the Merger Agreement, among other things, Marimba agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding other Acquisition Proposals, (ii) the approval, adoption and recommendation of the merger (subject to certain exceptions specified in the Merger Agreement), and (iii) various other matters customary in agreements for transactions such as or similar to the merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit I hereto.

Except as otherwise described herein, to the knowledge of BMC there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule I annexed hereto and between such persons and any person with respect to any securities of Marimba.

Item 7.	Material to Be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of April 28, 2004, among BMC Software, Inc., Malta Merger Subsidiary, Inc. and Marimba, Inc.

2. Form of Voting Agreement, dated as of April 28, 2004.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2004

BMC SOFTWARE, INC.

By:	/s/ Robert H. Whilden, Jr.

Name:	Robert H. Whilden, Jr.
Title:	Senior Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 56781Q 10 9	Page 7 of 8

Schedule I

Directors and Executive Officers of

BMC Software, Inc.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of BMC Software, Inc. is set forth below. The business address of each executive officer and director is c/o BMC Software, Inc., 2101 City West Boulevard, Houston, Texas 77042-2827.

Directors	Title/Occupation

Robert E. Beauchamp	President, Chief Executive Officer, BMC Software, Inc.

B. Garland Cupp	Executive Vice President, American Express Corporation (Retired)

Jon E. Barfield	Chairman, Chief Executive Officer, The Bartech Group, Inc.

John W. Barter	Chief Financial Officer, AlliedSignal, Inc. (Retired)

Meldon K. Gafner	Chief Executive Officer, Farsight Group

L.W. Gray	Vice President, International Business Machines Corporation (Retired)

Kathleen A. O’Neil	President, Chief Executive Officer, Liberty Street Advisors, LLC

George F. Raymond	President, Buckland Corporation

Tom C. Tinsley	Partner, General Atlantic Partners

Executive Officers	Title

Robert E. Beauchamp	President, Chief Executive Officer

Robert H. Whilden, Jr.	Senior Vice President, General Counsel and Secretary

George Harrington	Senior Vice President and Chief Financial Officer

Stephen B. Solcher	Vice President and Treasurer

John W. Cox	Vice President and Chief Accounting Officer

Daroll Buytenhuys	Senior Vice President of Worldwide Sales, Service & Marketing

Dan Barnea	Senior Vice President of Research & Development

Jerome Adams	Senior Vice President of Administration

CUSIP No. 56781Q 10 9	Page 8 of 8

Schedule II

Parties to Voting Agreements with

BMC Software, Inc.

The following table sets forth the name and principal occupation or employment of each Stockholder of Marimba that has entered into a Voting Agreement with BMC in connection with the Merger Agreement, and the aggregate number of shares of Marimba common stock held by each such Stockholder as of April 28, 2004. Except as otherwise indicated below, the business address of each Stockholder set forth in Schedule II hereto is: c/o Marimba, Inc., 440 Clyde Avenue, Mountain View, California 94043.

Name	Shares Held as of April 28, 2004

Aneel Bhusri (General Partner, Greylock Management Corporation)	15,000

John R. Harding (Chairman, President, Chief Executive Officer, eSilicon Corporation)	-0-

Eric J. Keller (Interim Chief Financial Officer, Private Technology-based companies)	-0-

Kleiner Perkins Caufield & Byers VIII 2750 Sand Hill Road, Menlo Park, California 94025	760,795

KPCB JAVA FUND, L.P. 2750 Sand Hill Road, Menlo Park, California 94025	688,745

Raymond J. Lane (General Partner, Kleiner Perkins Caufield & Byers)	119,971

Douglas MacKenzie (General Partner, Kleiner Perkins Caufield & Byers)	7,140

Kim K. Polese (Chairman, Director, Marimba, Inc.)	1,522,167

Stephen E. Recht (Chief Financial Officer, Vice President, Skystream Networks)	-0-

Richard C. Wyckoff (President, Chief Executive Officer, Director, Marimba, Inc.)	148,763